Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

January 27, 2023

Mr. Mark Cowan, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Index Shares Funds (the “Registrant”): SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 161 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 161”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, January 3, 2023, with respect to Amendment No. 161. Amendment No. 161 was filed on November 23, 2022 and included disclosure with respect to the SPDR MSCI ACWI Climate Paris Aligned ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 161.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 161. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 161.

Prospectus

1.	Comment: Please consider revising the Fund’s investment objective as follows:

The SPDR MSCI ACWI Climate Paris Aligned ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index that provides exposure to large- and mid-cap companies in developed and emerging markets ~~and is designed to~~ that exceed the minimum standards for a “Paris Aligned Benchmark” under the European Union’s Low Carbon Benchmark Regulation (the “EU BMR”) ~~by, in the aggregate, seeking to minimize exposure to physical and transition risks of climate change and target exposure to companies more favorably positioned to benefit from opportunities arising from the transition to a lower carbon economy~~.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant believes the investment objective included in Amendment No. 161 is appropriate, as it provides an accurate description of the Index the Fund seeks to track. The Registrant therefore respectfully declines to revise the disclosure as suggested.

2.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

3.

Comment: Please include in the Fund’s principal investment strategy (in Item 4 or Item 9) the current dollar range of the market capitalization of the securities in the Index. The disclosure may note that the range provided is as of a particular date and may fluctuate over time.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes the “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections discuss the Fund’s focus on large- and mid-capitalization companies.

4.

Comment: The Staff notes that the Fund’s principal investment strategy includes disclosure stating that the Fund may become non-diversified as a result of tracking its index, in reliance on the Stradley Ronon Stevens & Young, LLP SEC No-Action Letter (pub. avail. June 24, 2019) (the “Stradley No-Action Letter”). Please explain the basis for relying on the Stradley No-Action Letter in light of the fact that it appears the Fund tracks an index that is not broad-based.

Response: The Registrant believes the Index is broad-based, as described in the Stradley No-Action Letter. Consistent with the representation included in the incoming letter, the Index was created by an index provider that is not an affiliated person of the Fund, its investment adviser or principal underwriter, or an affiliated person of such persons, and was not created solely for the Fund or its affiliated persons. Further, in footnote 21 to Investment Company Act Release No. 19382 (cited in the Stradley No-Action Letter), the Commission stated that a broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. To that point, the Registrant notes the Index may include equity securities of large- and mid-capitalization companies located in 23 developed and 24 emerging market countries around the world, and included in any of the GICS sector. In particular, as of December 30, 2022, the Index included 943 constituents representing all 11 GICS sectors and 42 different countries.

While the Registrant believes the Index is broad-based, if it was determined otherwise, the Registrant does not believe this should preclude the Fund from relying on the Stradley No-Action Letter. The Registrant notes the concerns underlying the initial requested relief are present in all “diversified” index-based funds that seek to track unaffiliated indexes, regardless of whether the unaffiliated indexes are broad-based or not. In particular, if an index-based fund is not permitted to rely on the Stradley No-Action Letter, such fund would potentially (i) be prohibited from investing consistent with its objective and strategies; (ii) experience greater tracking error; (iii) incur expenses associated with a shareholder vote to convert to non-diversified; and (iv) experience portfolio management disruption. The Registrant believes each of these concerns, if realized, is neither consistent with the expectations nor in the best interests of shareholders of an index-based fund. Finally, the Registrant does not believe it would be appropriate, or that the Staff intended, to create an unlevel regulatory “playing field” for diversified index-based funds.

5.

Comment: With respect to the following sentence included in the Fund’s principal investment strategy, please supplementally explain how the securities identified in this sentence help the Fund track the Index. For example, are these referring to securities of companies or issuers that follow the Paris-Aligned Benchmark?

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Fund may invest in the securities identified in the sentence above in a number of circumstances. For example, the Fund may invest in securities that are not yet represented in the Index in anticipation of their addition to the Index. The Fund may invest in depositary receipts or shares of other investment companies when the Fund cannot invest directly in one or more index constituents. When the Fund receives cash as part of a creation transaction or due to the sale of a Fund holding, but cannot immediately invest the cash, the Fund may temporarily hold the cash or invest it in cash equivalents or money market instruments.

6.	Comment: Please revise the sentence below, included in the Fund’s principal strategy, as noted.

In seeking to track the Index, the Fund’s assets ~~may~~will be concentrated in an industry or group of industries~~, but only~~ to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that the Fund employs a sampling strategy, there may be instances when the Fund’s Index is concentrated in an industry or group of industries, but the Fund is not.

7.

Comment: Please disclose in the principal investment strategy if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant confirms that as of November 30, 2022, the Fund was not concentrated in any industry. The Registrant notes (i) the principal strategy in Item 4 includes disclosure indicating that, as of November 30, 2022, a significant portion of the Fund was comprised of companies in the technology and financial sectors, and (ii) the principal risks section in Items 4 and 9 include corresponding risk disclosure. Please see the response to Comment 25 below with respect to the placement of the “Concentration Risk” discussion.

8.	Comment: Please clarify in the Fund’s principal investment strategy what types of futures contracts the Fund may invest in as part of its principal investment strategy.

Response: The Registrant believes the current disclosure provides an appropriate level of detail regarding the Fund’s use of derivatives in its principal investment strategies. The disclosure notes the type of derivative the Fund may use as part of its principal investment strategies (futures contract) and the reasons for such use (to seek performance that corresponds to the Index and to manage cash flows). The Registrant believes identifying specific types of futures in the Fund’s principal investment strategies would result in technical and complex disclosure that may be of limited use to investors.

9.

Comment: To the extent derivatives are counted toward the Fund’s Rule 35d-1 policy, please disclose in the prospectus that such derivatives are valued on a marked to market basis. Such disclosure need not be included in Item 4.

Response: As discussed in greater detail in response to Comment 32, the Registrant does not believe the Fund’s name subjects the Fund to Rule 35d-1. As a result, the Registrant believes this comment is not applicable.

10.	Comment: Please consider revising the following sentence included in the Fund’s principal investment strategy as noted.

The Index is designed to ~~exceed~~ track companies that follow the minimum standards for a “Paris-Aligned Benchmark” under the EU BMR.

Response: The Registrant declines to revise the disclosure as suggested because the recommended revisions alter the meaning of the sentence to reflect an inaccurate statement with respect to the Index. The minimum standards for a Paris-Aligned Benchmark apply to the Index as a whole, and not to each individual company within the Index.

11.

Comment: Please disclose whether the Index Provider performs any due diligence on any issuers after they are added to the Index to seek to ensure they continue to meet the Paris-Aligned Benchmark requirements.

Response: The Index is updated at each reconstitution through a screening and optimization process, as described in the principal investment strategy. The Index Provider does not perform due diligence between reconstitutions. To address a scenario where developments occur in between reconstitutions that would cause a constituent to otherwise be ineligible for inclusion in the Index, the prospectus includes the following disclosure in the “ESG Investing Risk” and “Index Strategy/Index Tracking Risk” discussions in the “Principal Risks of Investing in the Fund” section:

ESG Investing Risk

To the extent circumstances evolve in between reconstitutions, the Index may include, and the Fund may therefore hold for a period of time, securities of companies that do not align with the Fund’s ESG-related objectives and/or criteria.

Index Strategy/Index Tracking Risk

To the extent circumstances evolve in between reconstitutions, the Index may include, and the Fund may therefore hold for a period of time, securities of companies that do not align with the Index’s objective and/or criteria.

12.	Comment: Please consider revising the following sentence included in the Fund’s principal investment strategy as noted.

To construct the universe of constituents eligible for inclusion in the Index (the “Eligible Universe”), the Parent Index is first screened to remove securities of issuers based on any of the following exclusionary criteria:

Response: The Registrant has revised the disclosure as requested.

13.

Comment: Please explain supplementally what happens if, after being included in the Index, a company fails to satisfy the exclusionary criteria listed in the Fund’s principal investment strategy. For example, will the company be removed from the Index during the next reconstitution?

Response: Index constituents are added to and removed from the Index at each reconstitution. In the event developments occur in between reconstitutions that would cause a constituent to otherwise be ineligible for inclusion in the Index, the constituent will remain in the Index until the next reconstitution, at which time it will be removed from the Index. As indicated in response to Comment 11, the Registrant includes disclosure in the “ESG Investing Risk” and “Index Strategy/Index Tracking Risk” discussions in the “Principal Risks of Investing in the Fund” section to address this scenario.

14.	Comment: Please explain how the optimization process referred to in the Fund’s principal investment strategy relates to the minimum standard for a Paris-Aligned Benchmark under EU BMR.

Response: As noted in “The Fund’s Principal Investment Strategy” section, after the Parent Index is screened to remove securities based on the listed exclusionary criteria, the optimization process is applied to select and weight the final portfolio of securities included in the Index. Among other things, the optimization process ensures that the final Index composition exceeds the minimum standards for a Paris-Aligned Benchmark under the EU BMR.

15.

Comment: Please revise in plain English the following disclosure included in the Fund’s principal investment strategy. In addition, please explain how these objectives and constraints are weighted in selecting the final portfolio of securities for the Index.

“minimize the Index’s exposure to physical and transition risks of climate change (‘transition and physical risk objectives’) and (ii) target exposure to sustainable investment opportunities (‘transition opportunities objectives’). In addition, the optimization process also incorporates target constraints to seek to minimize the risk of significant differences in constituent, country or sector weightings relative to the Parent Index, while aiming to control for constituent turnover and minimize tracking error relative to the Parent Index (‘target diversification constraints’).”

Response: The Registrant believes the disclosure is appropriate as written, which is meant to serve as a high-level description of the transition and physical risk objectives, transition opportunities objectives, and target diversification constraints. The Registrant notes that the transition and physical risk objectives and the transition opportunities objectives are described in greater detail later in the principal investment strategy. The Registrant further notes that the objectives and constraints are not weighted, but rather the Index constituents are weighted to meet the objectives and constraints.

16.	Comment: With respect to the bullet points describing the optimization process in the principal investment strategy, please explain the sources of the scores and other metrics described.

Response: The Index’s optimization process incorporates information and data from internal and external (e.g., issuers, government agencies and non-profit organizations) sources, including research, reports, publications or public records.

17.	Comment: With respect to the following sentence included in the principal investment strategy, please explain the significance of the June 1, 2023 date.

At least 10% average reduction (per year) in GHG Intensity relative to GHG Intensity of the Index as of June 1, 2023.

Response: The Registrant has updated the date in the sentence above to June 1, 2020. June 1, 2020 represents the live date of the Index.

18.

Comment: Please consider revising the following sentence included in the Fund’s principal investment strategy to clarify whether the Fund or the Index is attempting to meet the target diversification constraints and, in turn, may relax such constraints.

During the semi-annual Index review, in the event the Index-level constraints are not met through the optimization process, certain target diversification constraints will be relaxed until the Index-level constraints are achieved.

Response: The Registrant has revised the disclosure as follows:

During the semi-annual Index review, in the event the Index-level constraints are not met through the optimization process, certain target diversification constraints of the Index will be relaxed until the Index-level constraints are achieved.

19.	Comment: If the Fund is currently concentrated in the technology and financial sectors, please include corresponding principal risk disclosure.

Response: The Registrant confirms that as of November 30, 2022, the Fund invested significantly in the technology and financial sectors and, accordingly, includes principal risk disclosure discussing the risks associated with investment in these sectors.

20.	Comment: With respect to the following disclosure included in the principal investment strategy, please consider providing the information for the Index instead of the Fund.

As of [November 30, 2022], a significant portion of the Fund comprised companies in the [technology and financial sectors], although this may change from time to time. As of [November 30, 2022], countries represented in the Fund included [Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Japan, Kuwait, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Peru, the Philippines, Poland, Portugal, Qatar, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom and the United States]. As of [November 30, 2022], a significant portion of the Fund comprised companies located in the [United States], although this may change from time to time.

Response: The Registrant believes it is more relevant to shareholders to provide this information with respect to the Fund, as opposed to the Index, and respectfully declines to revise the disclosure as suggested.

21.	Comment: Given the Index is a world index, please explain supplementally why there is significant exposure to United States companies.

Response: The Index’s allocation to companies in the United States and other countries is determined by the application of the Index methodology. As of December 30, 2022, 59.53% of the Index was represented by US companies. The Registrant notes this allocation is consistent with leading world/global indices. In particular, according to publicly available factsheets, as of December 30, 2022: (i) 58.78% of the FTSE All World Index was represented by US companies; (ii) 68.01% of the MSCI World Index was represented by US companies; (iii) 60.37% of the MSCI ACWI Index (the Index’s Parent Index) was represented by US companies; and (iv) 64.5% of the S&P Global 1200 Index was represented by US companies.

22.	Comment: Please clarify in the principal investment strategy how the Index is weighted.

Response: After the Parent Index is screened to remove securities based on the exclusionary criteria listed in the principal investment strategies, an optimization process is applied to select and weight the final portfolio of securities included in the Index, based on certain constraints. The Registrant notes the following sentences (emphasis added) currently included in the principal investment strategy discussing the weighting and the constraints:

The final portfolio of securities is constructed using an optimization process that seeks to select and weight securities from the Eligible Universe based on constraints designed to (i) minimize the Index’s exposure to physical and transition risks of climate change (“transition and physical risk objectives”) and (ii) target exposure to sustainable investment opportunities (“transition opportunities objectives”). In addition, the optimization process also incorporates target constraints to seek to minimize the risk of significant differences in constituent, country or sector weightings relative to the Parent Index, while aiming to control for constituent turnover and minimize tracking error relative to the Parent Index (“target diversification constraints”).

23.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Valuation Risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Liquidity Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

24.	Comment: Please consider adding “Derivatives Risk” as a principal risk in Item 4.

Response: The Registrant notes that futures contracts are currently the only derivatives instrument intended to be used as part of the Fund’s principal strategy and, therefore, believes the specific “Futures Contract Risk” discussion included in Item 4 is appropriate. The Registrant further notes that a “Derivatives Risk” discussion is included in Item 9 and is intended to supplement and enhance the “Futures Contracts Risk” discussion in Item 4.

25.	Comment: Please include a “Concentration Risk” discussion in the principal risks section if the Fund will be concentrated.

Response: The Registrant believes the current placement of the “Concentration Risk” discussion in the “Non-Principal Risks” section is appropriate. Because the Fund’s strategy is to track its Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent the Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s corresponding “Principal Risks of Investing in the Fund” section.

26.

Comment: The Staff notes the Fund intends to invest principally in futures contracts. If the Fund may invest in any other derivative instruments on a principal basis, please add appropriate principal strategies and principal risk disclosure.

Response: The Registrant confirms that futures contracts are currently the only derivatives instrument intended to be used as part of the Fund’s principal strategy.

27.

Comment: With respect to the inclusion of “Geographic Focus Risk” as a principal risk of the Fund, please add supplemental risk disclosure to specify the countries and/or geographic regions giving rise to the inclusion of this risk.

Response: The Index is not constrained to any particular country or region and, as a result, the Index may be significantly comprised of securities of companies located in one or more countries or regions over time. “Geographic Focus Risk” is included as a principal risk because if the Index is significantly comprised of companies in one or more countries or regions, the Fund, as a result of seeking to track the Index, may invest significantly in those same countries or regions. The Registrant notes that, to the extent the Fund invests significantly in a foreign country or region as of a certain date, specific country or region risk disclosure will be included in the Fund’s “Principal Risks of Investing in the Fund” section. The Registrant further notes that as of November 30, 2022, the Fund did not invest significantly in any foreign country or region.

28.	Comment: Please delete “Non-Diversification Risk” from the principal risks section if the Fund in unable to rely on the Stradley No-Action Letter (see Comment 4 above).

Response: The Registrant believes the disclosure is appropriate in light of the response to Comment 4.

29.	Comment: Please explain why “Unconstrained Sector Risk” is included as a principal risk of the Fund.

Response: The Index is not constrained to any particular sector and, as a result, the Index may be significantly comprised of securities of companies in one or more sectors over time. “Unconstrained Sector Risk” is included as a principal risk because if the Index is significantly comprised of companies in one or more sectors, the Fund, as a result of tracking the Index, may invest significantly in those same sectors. The Registrant notes that, to the extent the Fund invests significantly in a sector as of a certain date, specific sector risk disclosure will be included in the Fund’s “Principal Risks of Investing in the Fund” section. As noted in response to Comment 19 above, as of November 30, 2022, the Fund invested significantly in the technology and financial sectors and the “Principal Risks of Investing in the Fund” section includes discussions associated with investment in these sectors.

30.	Comment: Please remove the word “complete” from the following sentence included in the “Additional Strategies Information” section.

Please see the Fund’s “The Fund’s Principal Investment Strategy” section under “Fund Summary” above for a complete discussion of the Fund’s principal investment strategies.

Response: The Registrant has revised the disclosure as requested.

31.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. The Staff believe this is especially the case for ESG funds and that disclosure should be layered with more fulsome ESG disclosure (including more detail regarding the index methodology) in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

32.

Comment: Please add a Rule 35d-1 policy to the principal strategies discussion in the “Additional Strategies Information” section in Item 9 and as a non-fundamental policy in the “Investment Restrictions” section of the SAI. The Staff believes the Fund is subject to Rule 35d-1 because the name of the Fund includes (i) the name of an index and (ii) terms that arguably suggest a type of ESG investment.

Response: The Registrant does not believe the Fund’s name subjects the Fund to Rule 35d-1. The comment first states that the Fund is subject to Rule 35d-1 because the Index name is included in the name of the Fund. The Registrant notes that Footnote 42 in the Rule 35d-1 Adopting Release specifies that the term “index” suggests a focus on a particular type of investment and investment companies including this term in their name are therefore subject to Rule 35d-1. The Fund does not include the term “index” in its name and, as a result, the Registrant has not included a Rule 35d-1 policy. Although the Fund has not included a Rule 35d-1 policy related to the Index in the prospectus and SAI, the Registrant notes that, as stated in the Fund’s principal investment strategy, the Fund, under normal market conditions, generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index and depositary receipts based on securities comprising the Index.

The comment also states that the Fund is subject to Rule 35d-1 because the Fund’s name arguably suggests a type of ESG investment. While the Registrant disagrees with this interpretation of the Fund’s name, even if the name did suggest a type of ESG investment, the Registrant does not believe the term “ESG” or terms related to ESG implicate Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) or terms related to ESG do not suggest investment in any type of investment or industry, but rather connotes the Fund’s investment strategy. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG or terms related to ESG are more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments,” and to which Rule 35d-1 does not apply. The Registrant acknowledges that the recently proposed amendments to Rule 35d-1, if adopted as proposed, would extend Rule 35d-1 to funds that include terms in their names that suggest an investment strategy, such as “growth,” “value,” or terms indicating that the fund’s investment decisions incorporate one or more ESG factors. The Registrant notes, however, that the proposed amendments have not yet been adopted.

33.

Comment: Please disclose the Fund’s concentration and diversification policies in response to Item 9(b) of Form N-1A. Please note it is the Staff’s position that General Instruction C.3(a), which states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in prospectus, does not trump the fact that both Item 4(a) and Instruction 4 to Item 9(b) of Form N-1A request disclosure of a fund’s concentration policy.

Response: The Registrant notes the Fund’s concentration and diversification policies are disclosed in the current Item 4 principal strategy. The Registrant further notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9. The Registrant notes that neither Form N-1A nor the Commission’s proposing or adopting releases regarding the use of a summary prospectus indicate that General Instruction C.3(a) should not apply to Instruction 4 to Item 9(b) of Form N-1A.

34.

Comment: With respect to the following disclosure included in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, please disclose that the asset-backed securities and mortgage-related securities referred to are highly liquid assets.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds. In the securities lending program, the borrower generally has the right to vote the loaned securities; however, the Fund may call loans to vote proxies if a material issue affecting the Fund’s economic interest in the investment is to be voted upon. Security loans may be terminated at any time by the Fund.

Response: The Registrant confirms that the asset-backed and mortgage-related securities referenced in the above disclosure are currently expected to be highly liquid. However, the Registrant is not aware of any requirement to disclose this in the registration statement and, therefore, respectfully declines to revise the disclosure as suggested.

35.

Comment: Please confirm that all principal risks included in Item 9(c) are also summarized in Item 4(b). For example, the disclosure in the principal risks discussion in the “Additional Risk Information” section appears to contemplate that derivatives (including exchange-traded derivatives other than futures contracts) are principal risks, but futures contracts are the only type of derivative discussed in response to Items 4(a) and (b). Please revise accordingly.

Response: The Registrant has removed references to other exchange-traded derivatives from the “Futures Contracts Risk; Other Exchange-Traded Derivatives Risk.” Aside from this revision, the Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk”, “Leveraging Risk”, “Liquidity Risk” and “Derivatives Risk” discussions included in Item 9 are intended to supplement and enhance the “Futures Contracts Risk” discussion in Item 4.

36.	Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads.

Response: The Registrant directs the Staff’s attention to its response to Comment 23. The Registrant believes the current placement of the disclosure in the “Costs of Buying and Selling Shares” discussion addressing widening bid-ask spreads is appropriate and, as a result, has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion as requested.

37.

Comment: Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause the Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response: The Registrant has not made the requested change. The Registrant notes the Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on the Fund’s performance will be material. With respect to cash redemptions leading to capital gains, the Registrant believes the current disclosure is appropriate.

38.	Comment: Please revise the “Concentration Risk” discussion as follows and move to the principal risk section if the Fund will be concentrated.

Concentration Risk. The Fund’s assets ~~may~~ will be concentrated in an industry or group of industries, ~~but only~~ to the extent that the Fund’s underlying Index concentrates in a particular industry or group of industries. When the Fund focuses its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the Fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the Fund.

Response: The Registrant believes the current placement of the “Concentration Risk” discussion is appropriate. Because the Fund’s strategy is to track the Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that the Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent the Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s “Principal Risks of Investing in the Fund” section. Please also see the response to Comment 6 for an explanation of why the Registrant believes using the term “may” is more appropriate than “will.”

39.

Comment: Please confirm whether the Fund intends to invest in other investment companies as part of its principal investment strategies. If so, please add corresponding principal strategy and risk disclosure to this effect and confirm if a line item for Acquired Fund Fees and Expenses needs to be included in the “Annual Fund Operating Expenses” table.

Response: The Registrant confirms the Fund does not currently intend to invest in other investment companies as part of its principal investment strategy.

SAI

40.

Comment: Please explain why non-fundamental policies 2(a) and (b) in the “Investment Restrictions” section do not include a statement similar to the Rule 35d-1 policies in the same section noting that “[p]rior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.”

Response: Non-fundamental policies 2(a) and (b) do not include shareholder notice language similar to the Rule 35d-1 policies in the same section because they are not Rule 35d-1 policies, which require 60 days’ written notice to shareholders in the event of a change in policy. Non-fundamental policies 2(a) and (b) are policies that were adopted by the Trust pursuant to prior exemptive relief which did not require 60 days’ notice to shareholders if such policies were changed.

41.

Comment: Please revise the last paragraph in the “Investment Restrictions” section to note that if the Fund engages in derivatives transactions in compliance with Rule 18f-4, such transactions will not be subject to the prohibitions and restrictions on the issuance of senior securities under Section 18 of the Investment Company Act.

Response: The Registrant has updated the second paragraph of the “Government Regulation” discussion in the SAI as noted below. The Registrant believes the added sentence fits more appropriately in the “Government Regulation” discussion.

On October 28, 2020, the SEC adopted Rule 18f-4 (the “Derivatives Rule”) under the 1940 Act which replaced prior SEC and staff guidance with an updated, comprehensive framework for registered funds’ use of derivatives. The Derivatives Rule permits a Fund to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. The Derivatives Rule requires the Funds to trade derivatives and certain other instruments that create future payment or delivery obligations subject to a value-at-risk (“VaR”) leverage limit, develop and implement a derivatives risk management program and new testing requirements, and comply with new requirements related to board and SEC reporting. These requirements apply unless a Fund qualifies as a “limited derivatives user,” as defined in the Derivatives Rule. Complying with the Derivatives Rule may increase the cost of a Fund’s investments and cost of doing business, which could adversely affect investors. Other new regulations could adversely affect the value, availability and performance of certain derivative instruments, may make them more costly, and may limit or restrict their use by the Funds.

42.	Comment: Please disclose where appropriate how each Fund will approach relevant ESG proxy voting issues for portfolio companies.

Response: As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

Part C

43.	Comment: The Staff notes the following disclosure included in Section 7.5 of the Trust’s Declaration of Trust. Please provide a description of this limitation of shareholder rights in the Prospectus.

SECTION 7.5 DERIVATIVE ACTIONS. A shareholder may bring derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such trustee receives remuneration from his service on the Board of Trustees of the Trust or on the Boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.

Response: The Registrant has not added the requested disclosure. The Registrant does not believe that Section 7.5 of the Trust’s Declaration of Trust reflects a fundamental characteristic or investment risk of the fund, which it believes is the standard the Commission has set for required prospectus disclosure (see Form N-1A, General Instructions C.1.(a)). The Registrant also notes that since the Declaration of Trust was drafted, Massachusetts courts and statutes have required shareholders of a Massachusetts business trust to bring a pre-suit demand upon Trustees prior to bringing a derivative action (see ING Principal Prot. Funds Derivative Litig., 369 F. Supp. 2d 163, 171 (D. Mass. 2005) (holding in a mutual fund derivative case that Massachusetts state corporate demand law applies to business trusts)); Halebian v. Berv, 631 F. Supp. 2d 284, 291 (S.D.N.Y. 2007) (“Since CitiTrust is a Massachusetts business trust, the parties correctly conclude that Massachusetts substantive law governs this action.”)).

44.	Comment: Please file the licensing agreement with the Index Provider as an exhibit to the registration statement, as the Staff considers this agreement to be material.

Response: The Registrant does not believe the license agreement between the Adviser and the Index Provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.12%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.12%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$12	$39	$68	$154